UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 22, 2023

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 22 December 2023 – On 6 November 2023, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 30 billion to be executed during a 12-month period beginning 1 February 2023.

Under the programme initiated 6 November 2023, Novo Nordisk will repurchase B shares for an amount up to DKK 4.1 billion in the period from 7 November 2023 to 29 January 2024.

Since the announcement 18 December, the following transactions have been made:

	Number of B shares (of DKK 0.10)	Average purchase price	Transaction value, DKK
Accumulated, last announcement	3,238,000		2,234,199,940
18 December 2023	115,000	677.06	77,861,685
19 December 2023	115,000	679.66	78,160,350
20 December 2023	120,000	685.48	82,257,598
21 December 2023	120,000	697.34	83,681,132
Accumulated under the programme	3,708,000		2,556,160,704

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 51,712,054 B shares of DKK 0.10 as treasury shares, corresponding to 1.1% of the share capital. The total amount of A and B shares of DKK 0.10 in the company is 4,510,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 30 billion during a 12-month period beginning 1 February 2023. As of 21 December 2023, Novo Nordisk has since 1 February 2023 repurchased a total of 47,815,778 B shares of DKK 0.10 at an average share price of DKK 594.60 per B share of DKK 0.10 equal to a transaction value of DKK 28,431,245,502.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 61,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Elizabeth DeLuca (US) +1 609 580 9868 edel@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Sina Meyer +45 3075 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 84 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 22, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer